EXHIBIT 99.2

For Release 4:10 PM Eastern Time, April 11, 2002

USANA Announces Preliminary First Quarter Results Above Expectations

Founder Withdraws Current Offer to Acquire Company’s Assets

SALT LAKE CITY, APRIL 11, 2002—USANA Health Sciences, Inc. (Nasdaq: USNA) today announced that operating results for the first quarter of 2002 would exceed expectations.  The company indicated that earnings per share for the quarter will likely be in the range of $0.10 to $0.12, an increase of 100 to 140 percent from the first quarter of 2001, on sales of $28.6 million, representing a 3.7% increase in sales over the first quarter of 2001.  The improved earnings are primarily a result of increased sales combined with greater operating margins.

Dr. Myron Wentz, founder and Chairman of USANA, commented, “I hope that this promising growth in sales and earnings will continue and that the company’s improved performance will be reflected in the price of the company’s common stock.  To allow our shareholders to benefit from any increased value, I have decided to terminate my current effort to acquire USANA’s operating assets on the terms previously announced.”  The company and Gull Holdings have mutually agreed to terminate the purchase agreement entered into on March 21, 2002.

Separately, the company noted that following the announcement of the proposed sale of assets to Gull Holdings, on April 8, 2002, the company received an unsolicited offer from a third party.  This offer, which was subject to completion of due diligence, would have involved the acquisition of 100% of the company’s common stock in a stock-for-stock transaction.  The special committee determined that the unsolicited offer was unacceptable and not in the best interests of the company or its shareholders.

USANA expects to issue a formal quarterly earnings announcement on April 24, 2002 and expects that executives will hold a conference call to discuss the announcement with institutional investors on Thursday, April 25, 2002 at 9:00 am EST. The call will be broadcast over the Internet and can be accessed at http://www.usanahealthsciences.com and by clicking on the “Investors” icon.  The public is invited to listen to the live conference call.  To listen to the live call, please go to the Web site at least 15 minutes before the scheduled conference call to register and to download and install any necessary audio software. For those who cannot listen to the live broadcast, a replay will be available shortly after the call.

USANA develops and manufactures high quality nutritionals, personal care, and weight management products that are sold directly to Preferred Customers and Associates throughout the United States, Canada, Australia, New Zealand, Hong Kong, Japan and the United Kingdom. More information on USANA can be found at http://www.usanahealthsciences.com.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. Actual results could differ materially from those projected in the forward-looking statements, which involve a number of risks and uncertainties, including reliance upon the company’s independent Associate network, government regulation of products, manufacturing and marketing, and risks associated with international expansion. Those statements include the statements that “earnings would be in the range of $0.10 to $0.12 per share,” “growth in sales and earnings will continue,” the performance “will be reflected in the price of the company’s common stock.”  The contents of this release should be considered in conjunction with the warnings and cautionary statements contained in USANA’s most recent filings with the Securities and Exchange Commission on Forms 10-Q and 10-K.